

October 11, 2012

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

  Re: GATX Corporation
     Form 10-K for the Year Ended December 31, 2011
     Filed February 24, 2012
     File No. 001-02328

Dear Mr. Lyons:

  Based on our conversation with your representatives on October 9, 2012, together with the supplemental information you provided to us with your letter dated August 28, 2012, we have the following additional comments. In these additional comments, we ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within 10 business days by providing the requested information. After reviewing this information, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data, page 51

Affiliated Companies

1. In our conversation with your representatives on October 9, 2012, we discussed your affiliated companies accounted for using the equity method. In this regard, based on the table in Note 6, we note that your pre-tax share of affiliates' net earnings in your Portfolio Management segment of $36.2 million comprised over 24% of your consolidated pre-tax earnings of $148.2 million for the year ended December 31, 2011. Also, based on the supplemental information you provided to us with your letter dated August 28, 2012, it appears that substantially all of your pre-tax share of affiliates' net earnings in your Portfolio Management segment is attributable to your share of the earnings of a single affiliated company. As such, and in light of the financial statement requirements set forth in Rule 3-09 of Regulation S-X, please provide us with your analysis of the significance of this affiliated company using the income test described in Rule 1-02(w)(3) of Regulation S-X. In your response, please include detailed computations of the aforementioned income test.

2. In addition, we note that you have presented summarized financial information regarding your affiliates on an aggregated basis in Note 6. In this regard, if any of your affiliated companies meet the criteria for significance at the 10% level using the tests described in Rule 1-02(w) of Regulation S-X, summarized financial information should be presented individually in accordance with Rule 4-08(g) of Regulation S-X. Please advise.

You may contact Claire Erlanger at (202) 551-3301 or David Humphrey at (202) 551-3211 if you have questions regarding these additional comments on your financial statements. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief